EXHIBIT 21.1

Subsidiaries of TransAtlantic Petroleum Ltd.

May 15, 2013

Subsidiary	Jurisdiction of Incorporation
Amity Oil International Pty Ltd	Australia
Incremental Petroleum Pty Ltd	Australia
TransAtlantic Australia Pty Ltd	Australia
TransAtlantic Exploration Mediterranean International Pty Ltd	Australia
TransAtlantic (Holdings) Australia Pty Ltd	Australia
Anschutz Morocco Corporation	Bahamas
Direct Petroleum Morocco, Inc.	Bahamas
DMLP, Ltd.	Bahamas
Talon Exploration, Ltd.	Bahamas
TransAtlantic Maroc, Ltd.	Bahamas
TransAtlantic Turkey, Ltd.	Bahamas
TransAtlantic Worldwide, Ltd.	Bahamas
TransAtlantic Holdings, Ltd.	Bahamas
Longe Energy Limited	Bermuda
Thrace Basin Natural Gas (Turkiye) Corporation	British Virgin Islands
Direct Petroleum Bulgaria EOOD	Bulgaria
TransAtlantic Petroleum Cyprus Limited	Cyprus
TransAtlantic Petroleum (USA) Corp.	Delaware
MOS Viking SARL	Morocco
TransAtlantic Worldwide Romania SRL	Romania
Petrogas Petrol Gaz ve Petrokemya Urunleri Insaat Sanayive Ticaret A.S.	Turkey